

16014183

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC
416

SEC FILE NUMBER
8-45123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave, Suite 1800, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HilltopSecurities 

A Hilltop Holdings Company℠

Hilltop Securities Inc.

Statement of Financial Condition
For the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hilltop Securities Inc. (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2015

(dollars in thousands, except par and redemption values)

Assets		
Cash	$	19,083
Assets segregated for regulatory purposes		60,593
Receivable from brokers, dealers and clearing organizations		1,399,160
Receivable from clients, net of allowance of $99		290,156
Securities owned, at fair value		168,306
Securities purchased under agreements to resell		89,184
Customer intangible, net of accumulated amoritazation of $973		6,327
Fixed assets, at cost, less accumulated depreciation of $2,725		7,034
Net deferred tax asset		11,160
Other assets (including $56 due from affiliates)		33,967
Total assets	$	2,084,970
Liabilities and Stockholder's Equity		
Payable to brokers, dealers, and clearing organizations	$	1,275,182
Payable to clients		324,009
Drafts payable		24,562
Securities sold, not yet purchased, at fair value		130,008
Securities sold under agreements to repurchase		53,091
Accrued expenses and other liabilities (including $4,571 due to affiliates)		40,223
		1,847,075
Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		254,308
Accumulated deficit		(16,416)
		237,895
Total liabilities and stockholder's equity	$	2,084,970

The accompanying notes are an integral part of this financial statement.

(dollars in thousands, except par and redemption values)

1. Organization

On October 5, 2015, Southwest Securities, Inc. was renamed Hilltop Securities Inc. (the "Company"). The Company, a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holding"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a New York Stock Exchange ("NYSE") member broker/dealer, a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

Merger with Parent. On January 1, 2015, the Parent completed the acquisition of the Company. The merger was accounted for using the acquisition method of accounting, and accordingly, purchased assets, including identifiable intangible assets, and assumed liabilities were recorded at their respective acquisition date fair values. The resulting fair values of the identifiable assets acquired, and liabilities assumed at January 1, 2015 are summarized in the following table:

Assets		
Cash	$	8,994
Assets segregated for regulatory purposes		181,609
Receivable from brokers, dealers and clearing organizations		1,293,614
Receivable from clients		235,964
Securities owned, at fair value		265,086
Securities purchased under agreements to resell		44,741
Customer Intangible		7,300
Fixed assets		7,239
Net deferred tax asset		3,291
Other assets		28,449
Total assets	$	2,076,287
Liabilities and Stockholder's Equity		
Short-term borrowings	$	126,370
Payable to brokers, dealers, and clearing organizations		1,110,747
Payable to clients		349,533
Drafts payable		25,913
Securities sold, not yet purchased, at fair value		140,409
Securities sold under agreements to repurchase		43,240
Accrued expenses and other liabilities		32,196
		1,828,408

(dollars in thousands, except par and redemption values)

Commitments and contingencies		
Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		247,876
		247,879
Total liabilities and stockholder's equity	$	2,076,287

The Parent used significant estimates and assumptions to value certain identifiable assets acquired and liabilities assumed in the merger.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations. Interest income is recorded on these securities when earned.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture and equipment ($5,772) and leasehold improvements ($3,987) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Customer Intangible

In connection with the merger, the Company recorded a customer relationship intangible which is being amortized over a 14 year period at a rate based on the sum of the years digits.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of

collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2015, the cash balances included $17,828 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants

would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the Company's commitments to purchase and sell "to-be-announced" derivative securities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio (including the Company's derivative "to-be-announced" securities). Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current

market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations and the Company's commitments to purchase and sell "to-be-announced" derivative securities.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate bonds.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At December 31, 2015, the Company held cash of $60,593 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

(dollars in thousands, except par and redemption values)

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2015, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:		
Securities failed to deliver	$	21,715
Securities borrowed		1,270,713
Correspondent broker/dealers		51,278
Clearing organizations		48,213
Other		7,241
	$	1,399,160
Payable:		
Securities failed to receive	$	24,296
Securities loaned		1,224,912
Correspondent broker/dealers		21,292
Other		4,682
	$	1,275,182

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. At December 31, 2015, the Company held collateral for the receivables from correspondents in the amount of $83,356.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements. The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2015:

				Gross amounts not offset in the statement of financial position		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial position	Net amounts of assets presented in the statement of financial position	Financial instruments [2]	Cash Collateral	Net Amount
Securities Borrowed	$ 1,270,713	$ -	$ 1,270,713	$ (1,270,713)	$ -	$ -
Securities Loaned [1]	1,224,912	-	1,224,912	(1,224,912)	-	-

[1] Under securities lending agreements, the Company repledged $1,208,521.
[2] Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker/dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker/dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. HTS is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of HTS's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2015:

	December 31, 2015				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities lending transactions					
Corporate securities	$ 36,149	$ -	$ -	$ -	$ 36,149
Equity securities	1,188,763	-	-	-	1,188,763
Total borrowings	$ 1,224,912	$ -	$ -	$ -	$ 1,224,912
Gross amount of recognized liabilities for securities lending					$ 1,224,912
Amount related to agreements not included in offsetting disclosure					$ -

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $1,665 and $2, respectively, at December 31, 2015. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2015, the Company has approximately $386,633 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $20,984 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $282,802 at December 31, 2015. At December 31, 2015 and during the year ended December 31, 2015, the weighted average interest rate and the interest rate paid on these balances was 0.02%.

The Company maintains an allowance for doubtful accounts of $99 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At December 31, 2015, all unsecured customer receivables had been provided for in this allowance.

(dollars in thousands, except par and redemption values)

6. Securities Owned and Securities Sold, not yet Purchased

At December 31, 2015, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

		December 31 2015
Securities owned:		
U. S. Treasury securities:	$	20,481
U. S. government agencies:		
Bonds		36,264
Residential mortgage-backed securities		1
Collateralized mortgage obligations		264
Commercial mortgage-backed securities		32
Corporate debt securities		34,711
States and political subdivisions		45,826
Unit investment trusts:		
Corporate securities		6,044
Municipal securities		12,356
Private-label issuers:		
Mortgage-backed securities		5,475
Commercial mortgage-backed securities		2,174
Asset-backed securities		4,675
Equity securities		3
	$	168,306
Securities sold, not yet purchased:		
U. S. Treasury securities:	$	25,793
U. S. government agencies:		
Bonds		37,268
Residential mortgage-backed securities		1,000
Corporate debt securities		63,664
Unit investment trusts:		
Corporate securities		428
Private-label issuers:		
Equity securities		1,855
	$	130,008

(dollars in thousands, except par and redemption values)

At December 31, 2015, none of the above securities were pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

7. Derivative Financial Instruments

The Company enters into purchase and sale agreements of forward mortgage-backed securities whose collateral remains to-be-announced until just prior to the trade settlement, ("TBAs"). The Company enters into TBAs in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by the clients. In general, the Company will enter into a TBA purchase agreement with the client and then immediately enter into a TBA sale agreement with identical terms and the same settlement date with a separate counter-party. The TBAs are accounted for as derivatives under Accounting Standards Codification ("ASC") 815 "Derivatives and Hedging." The Company does not apply hedge accounting for these TBA securities. Accordingly, the securities are carried at fair value and recorded in Other Assets and Other Liabilities based on the nature of the security with unrealized and realized gains recorded in net gains on principal transactions on the Statement of Operations.

At December 31, 2015, the Company's derivative positions associated with its TBA program are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 1,751,898	$ 1,113
Commitments to sell TBAs	1,751,898	(1,113)

8. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy assets segregated for regulatory purposes, securities owned, at fair value and securities sold, not yet purchased, at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. Treasury securities:	$ 20,481	$ -	$ -	$ 20,481
U. S. government agencies:				
Bonds	-	36,264	-	36,264
Residential mortgage-backed securities	-	1	-	1
Collateralized mortgage obligations	-	264	-	264
Commercial mortgage-backed securities	-	32	-	32
Corporate debt securities	-	34,710	1	34,711

(dollars in thousands, except par and redemption values)

	Level 1	Level 2	Level 3	Total
States and political subdivisions	$ -	$ 45,826	$ -	$ 45,826
Unit investment trusts:				
Corporate securities	-	6,044	-	6,044
Municipal securities	-	12,356	-	12,356
Private-label issuers:				
Mortgage-backed securities	-	5,475	-	5,475
Commercial mortgage-backed securities	-	2,174	-	2,174
Asset-backed securities	-	4,675	-	4,675
Equity securities	3	-	-	3
	$ 20,484	147,821	1	$ 168,306
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 1,113	$ -	$ 1,113

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities				
U. S. Treasury securities:	$ 25,793	$ -	$ -	$ 25,793
U. S. government agencies:				
Bonds	-	37,268	-	37,268
Residential mortgage-backed securities	-	1,000	-	1,000
Corporate debt securities	-	63,664	-	63,664
Unit investment trusts:				
Corporate securities	-	428	-	428
Equity securities	1,855	-	-	1,855
	$ 27,648	102,360	-	$ 130,008
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 1,113	$ -	$ 1,113
Net assets	$ (7,164)	$ 45,461	$ 1	$ 38,298

(dollars in thousands, except par and redemption values)

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Equity Securities	Corporate Debt Securities	Total
Beginning balance at January 1, 2015	$ 475	$ 6,826	$ 7,301
Redemption/sale of security	(378)	(3,018)	(3,396)
Realized losses on sale of security	(97)	(3,781)	(3,878)
Purchase of security	-	-	-
Unrealized loss	-	(26)	(26)
Ending balance at December 31, 2015	$ -	$ 1	$ 1

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During the year ended December 31, 2015, the Company did not have any transfers of financial instruments between levels.

Changes in unrealized gains (losses) and realized gains (losses) for corporate and municipal obligations and corporate equity securities are presented in net gains on principal transactions on the Statements of Operations. The total unrealized loss included in earnings related to assets and liabilities still held at December 31, 2015 for the year ended December 31, 2015 was $26.

In the year ended December 31, 2015, the Company sold the remaining 19 auction rate preferred securities valued at $475. Prior to December 31, 2015, the Company had held up to $1.8 million in Level 3 auction rate preferred securities, of which $1.4 million had been redeemed at par. The Company recognized losses of $97 from the sale of these securities. Also, in the year ended December 31, 2015, the Company sold corporate obligations valued at the time of sale at $3,018, recognizing losses on sale of $3,781.

The following table highlights, for each asset and liability measured at fair value on a recurring basis and categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement as of December 31, 2015:

Asset/Liability	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted-Average)
Securities owned, at fair value				
Corporate debt securities	$ 1	Discounted cash flow	Discount rate	8%-17% (10%)

The Company holds corporate obligation bonds currently valued at $1. The corporate bonds are valued using a discounted cash flow model with observable market data, however, due to the distressed nature of these bonds, the Company has determined that these bonds should be valued at Level 3.

(dollars in thousands, except par and redemption values)

9. Securities Purchased/Sold Under Agreements to Resell/Purchase

At December 31, 2015, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the Statement of Financial Condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements. The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2015:

				Gross amounts not offset in the statement of financial position		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial position	Net amounts of assets presented in the statement of financial position	Financial instruments [1]	Cash Collateral	Net Amount
Reverse Repurchase Agreements	$ 89,184	$ -	$ 89,184	$ (88,936)	$ -	$ 248
Repurchase Agreements	53,091	-	53,091	(53,091)	-	-

[1]Amounts reflect fair value of underlying collateral.

(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2015:

	December 31, 2015				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. Treasury and agency securities	$ 53,091	$ -	$ -	$ -	$ 53,091
Total borrowings	$ 53,091	$ -	$ -	$ -	$ 53,091
Gross amount of recognized liabilities for repurchase agreements					$ 53,091
Amount related to agreements not included in offsetting disclosure					$ -

10. Short-Term Borrowings

Uncommitted lines of credit

The Company has credit arrangements with commercial banks, which include broker loan lines up to $650,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.20% at December 31, 2015). At December 31, 2015, there were no amounts outstanding under these credit arrangements.

At December 31, 2015, the Company had a $10,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. At December 31, 2015, there were no amounts outstanding on this line. At December 31, 2015, the total amount available for borrowing was $10,000.

Committed lines of credit

On January 28, 2011, the Company entered into an agreement with an unaffiliated bank for a $45,000 committed revolving credit facility. The commitment fee is 37.5 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The agreement requires the Company to maintain a tangible net worth of at least $150,000. At December 31, 2015, there were no outstanding amounts under the committed revolving credit facility.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2015, the Company had pledged $101,744 to support these open customer positions.

(dollars in thousands, except par and redemption values)

On January 8, 2014, the Company entered into an agreement with SWS Group, Inc., the former parent of the Company, for a $30,000 promissory demand note. The Company pays interest on the note at the federal funds rate plus 125 basis points per annum. On December 31, 2014, the outstanding amount of the promissory note was $5,370. In January 2015, the Company paid the outstanding balance on the promissory note due to SWS Group, Inc., $5,370. In conjunction with this payment, the SWS Group, Inc. made a capital contribution of $5,445 to the Company. See **Note 13**.

11. Income Taxes

Income tax expense for the fiscal year ended December 31, 2015, (effective rate of 38.8%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax benefit at the statutory rate	$	(9,387)
Tax-exempt interest		(563)
Non-deductible meals and entertainment expenses		113
State income taxes, net of federal tax benefit		(571)
Other, net		5
	$	(10,403)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2015 are presented below:

Deferred tax assets:		
Bad debt reserve	$	4,103
Deferred income		2,574
Employee compensation plans		2,553
Built-in loss carryforward		3,859
State deferred taxes		785
Total gross deferred tax asset		13,874
Deferred tax liabilities:		
Intangible assets		(2,310)
Fixed assets		(129)
Other		(275)
Total gross deferred tax liability		(2,714)
Net deferred tax asset included in other assets	$	11,160

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

(dollars in thousands, except par and redemption values)

At December 31, 2015, the Company had recognized built-in losses ("RBIL") of $3,859 from the 2015 merger with the Parent. The RBILs are expected to be fully realized prior to any expiration.

At December 31, 2015, the Company had no unrecognized tax benefits. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2015	$	37
Decreases as a result of tax positions taken during the current period		(9)
Increases as a result of tax positions taken during the current period		2
Lapse of applicable statute of limitations		(30)
Balance at December 31, 2015	$	-

There is no accrued interest and penalties, net of federal benefit included in the net liability at December 31, 2015. There is no amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense.

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2012.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At December 31, 2015, the Company had net capital of approximately $154,796 which is approximately $147,034 in excess of its minimum net capital requirement of approximately $7,762 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2015, the Company had net capital of approximately $135,390 in excess of 5% of aggregate debit items.

13. Affiliate Transactions

The Company clears all customer transactions for Hilltop Securities Independent Network Inc. ("HTIN"), an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to HTIN in accordance with an expense sharing agreement in the amount of $50 per year.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, PlainsCapital Bank ("Bank"). These funds are FDIC insured up to $250.

(dollars in thousands, except par and redemption values)

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $21,764 for which the Company has recorded an allowance, included in other liabilities in the Statement of Financial Condition, of $3,212 for termed relationships.

The Company is named as the lessee for two leases which are subleased to the Bank. Additionally, the Company subleases office space and utilizes space in a property owned by the Bank for its business recovery centers.

In January 2014, the Parent loaned the Company $30,000 for use in its general operations, reducing the Company's use of short-term borrowings for the financing of its day-to-day cash management needs. This loan was paid off in January 2015. The Company paid interest at the fed funds rate plus 1.25%.

On the Statement of Financial Condition, the total receivable includes $28 from Southwest Insurance Agency, $27 from First Southwest Company LLC, a wholly owned subsidiary of Hilltop Securities, and $1 from the Parent. The total payable includes $3,377 to Hilltop Securities, HTIN is $713, including a clearing deposit of $300, which is reported in payable to brokers, dealers, and clearing organizations on the Statement of Financial Condition, $393 to Southwest Insurance Agency and $87 to the Bank.

14. Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statements of Financial Condition. Rental expense relating to the facilities and equipment leases for the year ended December 31, 2015 aggregated approximately $7,624.

At December 31, 2015 the future rental payments for the noncancelable operating leases for each of the following five years and thereafter follows:

2016	$	6,227
2017		4,835
2018		5,176
2019		5,000
2020		5,034
Thereafter		3,763
	$	30,035

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2015, the Company had no potential liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

On November 12, 2015, a jury rendered a verdict against the defendants in a civil matter styled *Gerritsen Beach Investments, Ltd. and SSST Riviera Investments, Ltd. v. Southwest Securities, Inc., W Leighton Stallones, Republic First Bank, SSJ Development of Gerritsen Beach I, LLC, SSJ of Mill Basin I Group, LLC, and SSJ Development of Sheepshead Bay, LLC, Cause No. 10-10673 in the 44th Judicial District, Dallas, County, Texas*. The jury determined Southwest Securities, Inc. to be jointly and severally liable in its verdict. An order approving the jury verdict, however, has not been entered. The Company has filed a motion to overturn the jury verdict. In the event the jury verdict is not overturned, The Company intends to appeal the verdict. An aggregate amount of $4,500 has been reserved in the accompanying Statement of Financial Condition for this matter.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

15. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required

(dollars in thousands, except par and redemption values)

margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

16. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

17. Proprietary Accounts of Broker/Dealers ("PAB") Reserve Requirements

The Company performs calculations of PAB reserve requirements. At December 31, 2015, the Company did not have a PAB reserve requirement and had less than $1 on deposit.

18. Subsequent Events

At the close of business on January 22, 2016, the Company and First Southwest Company, LLC ("FSW"), both subsidiaries of the Parent merged into a combined firm operating under Hilltop Securities Inc. To complete this transaction, 1) the Company entered into an agreement with Securities Holding for a $50,000 promissory demand note and will pay interest on the amount outstanding at the federal funds rate plus 125 basis points per annum; 2) Securities Holding made a capital contribution of $20,000 to the Company; 3) First Southwest Holdings LLC, the parent of FSW, paid a cash dividend of $42,000 to

Securities Holding after FSW paid a cash dividend of $42,000 to First Southwest Holdings LLC; 4) the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10 year, $88,127 promissory note and will pay interest semi-annually at a rate of 5% per annum and 5) Securities Holding entered into a $42,000 subordinated loan agreement with Company and will pay interest semi-annually at a rate of 4.35% per annum.